Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

March 23, 2023

Chad Eskildsen

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:       BBH Trust (File Nos. 333-129342 and 811-21829)

Dear Mr. Eskildsen:

On behalf of BBH Trust (the “Trust”), this letter responds to comments you provided regarding the SOX review of the Trust’s website and filings. Your comments are set forth below followed by the Trust’s responses.

1.	Comment: The Large Cap Fund has been identified in the registration statement as a non-diversified fund; however, it appears the Fund is operating as a diversified fund. If the Fund has been operating as a diversified fund for more than 3 years, confirm that the Fund will receive shareholder approval prior to changing its status back to non-diversified (ICA Section 13(a)(1) and Rule 13a-1 thereunder).

Response: The Trust represents that the Fund has not been operating as a diversified fund for more than 3 years and, therefore, continues to be considered a non-diversified fund under the Investment Company Act of 1940.

2.	Comment: It appears the N-CSR for the period 10/31/22 refers to a “quarter” covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in form N-CSR Item 11(b) which refers to period covered by the report not isolated to a particular quarter and confirm that there have been no such changes in the registrant’s internal control over financial reporting that occurred during the period. This also applies to Item 4(d) of the 302 certification included in exhibit 13(a)(2) of the 10/31/22 NCSR filing.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

March 23, 2023

Item 11(b) from 10/31/22 N-CSR filed by BBH -
There were no changes in the Registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the Registrant’s second fiscal quarter of the period covered by this Form N-CSR, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

Language from Item 11(b) of Form N-CSR on SEC website –

(b) Disclose any change in the registrant’s internal control over financial reporting (as defined in Rule 30a-3(d) under the Act (17 CFR 270.30a-3(d)) that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.

Response: The Trust represents that in future filings it will utilize the language provided in Form N-CSR Item 11(b) as requested. The Trust confirms that there have been no such changes in the Trust’s internal control over financial reporting that occurred during the period.

* * * * *

Please contact me at (202) 373-6091 with questions or comments.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum